EXHIBIT 4.20

Rental Contract

Lessor:	Ping Hu City Xin Nan Li Yuan Xia Economic Corporation (Party A)
Lesser:	Mr. Wong Wai Chung (Party B)

Party A and Party B made the mutual agreement as stated below:

1.
Party A shall rent to Party B the factory with area of 3,100 square meters and dormitory with area of 1,600 square meters in addition of 420 square meters flat building, total area of 5,120 square meters, located in Building C4, Feng Huang Industrial Zone, Ping Hu, China. Payment Term: RMB9.5 per square meter and total RMB48,640 per month.

2.	The rental period is ten years from 1st April 2004 to 31st March 2014.
3.	Monthly rental fee due on the fifth day of each month and must pay in full amount. If rental fee is overdue, Party A resumes the right to charge 20% of rental fee overdue as the penalty.
4.
One month deposit and one month rental fee, total of RMB48,640, shall be paid in advance when the contract signed. When the contract expiry, Party A shall refund the deposit to Party B. If Party B breach the contract or terminate the contract before expiry, Party A shall forfeit the deposit.

5.	Decoration period is one month and Party A shall provide water and electricity supply and be responsible for the wall and infrastructure building.
6.
Party A shall be responsible for initial installation of 315 thousand volt transformers to Party B. Party B shall bear all the extra cost of installation if needed during the contractual period. Party B shall be responsible for the installation of water and electricity supply in the dormitory.

7.	Rental fee is not included the utilities charges. Party B shall be responsible for all the fee included tax, water and electricity charges and property tax expenses.
8.
The rental property is for the usage by Party B exclusively. Without the permission from Party A, Party B shall not sublet the rental property to the third party. Otherwise, Party A resumes the right to terminate the rental contract and forfeit the deposit.

9.	Party B shall terminate the rental contract with three month notice and Party B shall compensate one-month rental fee to Party A if Party B terminates the contract before expiry.
10.
Party B is allowed to reconstruct any building of factory under safety rule of fire-prevention and the main construction shall not tear down without the permission from Party A. Party B shall be responsible for all repairing fee due to fire during the rental period.

11.
During the rental period, Party B shall comply with the Law of PRC and the regulation imposed by the Provincial Government. Party B shall bear all the responsibility for breaching the law and regulation. Party B shall pay to Party A for the property damage if the property owned by Party A during the rental period.

12.	Party B shall have priority to rent the location after expiry of the contract and the rental fee is subject to mutual agreement.
13.	This contract is made in three copies and each party shall hold one copy. This contract will be effective from the date of the two parties signed.

Party A: signed	Party B: signed

Date: 23rd February, 2004